[Cumberland Pharmaceuticals Letterhead]

November 14, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Attention: Mr. Jeffrey P. Riedler

Re:	Cumberland Pharmaceuticals Inc.
Registration Statement on Form S-3
Filed on September 25, 2012, and amended on October 26, 2012
Commission File No. 333-184091 (the “Registration Statement”)

Ladies and Gentlemen:

Cumberland Pharmaceuticals Inc. (the “Company”) hereby requests, with respect to the above-captioned Registration Statement, that the effective date for the Registration Statement be accelerated so that it be declared effective at 10:00 a.m. Eastern Standard Time on November 15, 2012, or as soon thereafter as possible.

In making the request, the Company hereby acknowledges that: (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CUMBERLAND PHARMECEUTICALS INC.

By:	/s/ Rick S. Greene
Rick S. Greene
Vice President & Chief Financial Officer

cc:	Kolin B. Holladay, Esq.
Adams and Reese LLP
A.J. Kazimi
Cumberland Pharmaceuticals Inc.